UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number 33-59212
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                           Food 4 Less Holdings, Inc.
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             (Exact name of registrant as specified in its charter)

      1100 West Artesia Boulevard, Compton, California 90220 (310) 884-9000
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $.01 per share; 13 5/8% Senior
                Subordinated Debentures due 2005; 13 5/8% Senior
                  Subordinated Pay-in-Kind Debentures due 2007
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            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g - 4(a)(1)(i)     [   ]       Rule 12h - 3(b)(1)(i)     [ X ]
     Rule 12g - 4(a)(1)(ii)    [   ]       Rule 12h - 3(b)(1)(ii)    [   ]
     Rule 12g - 4(a)(2)(i)     [   ]       Rule 12h - 3(b)(2)(i)     [   ]
     Rule 12g - 4(a)(2)(ii)    [   ]       Rule 12h - 3(b)(2)(ii)    [   ]
                                           Rule 15d - 6              [   ]

     Approximate number of holders of record of the Common Stock as of the certification or notice date: One

     Approximate number of holders of record of each series of the Debentures as of the certification or notice date: Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934, Food 4 Less Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 28, 1998                     By: DAVID R. JESSICK
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                                           David R. Jessick
                                           Sr. Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.